UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-Q

**[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934**

For the quarterly period ended June 30, 2005

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from _____ to _____

Commission file number 0-21554

DENMARK BANCSHARES, INC.
(Exact name of registrant as specified in its charter)

Wisconsin	39-1472124
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

103 East Main Street, Denmark, Wisconsin 54208-0130
(Address of principal executive offices)

(920) 863-2161
(Registrant's telephone number, including area code)

(Former name, address and former fiscal year, if changed since last report)

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes [X] No [ ]

Indicate by check mark whether the registrant is an accelerated filer (as defined in Rule 12b-2 of the Exchange Act).

Yes [X] No [ ]

APPLICABLE ONLY TO CORPORATE ISSUERS:

As of July 13, 2005, there were 120,252 shares of the registrant's Common Stock (no par value) outstanding.

DENMARK BANCSHARES, INC.
TABLE OF CONTENTS

Quarterly Report On Form 10-Q
For The Quarter Ended June 30, 2005

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Financial Condition

	June 30, 2005	December 31, 2004
	(Unaudited)	
Assets		
Cash and due from banks	$10,423,620	$11,274,172
Federal funds sold	8,640,000	14,119,000
Investment Securities		
Available-for-sale, at fair value	9,748,449	9,007,458
Held-to-maturity, at cost	39,911,602	39,997,765
Total Investment Securities	$49,660,051	$49,005,223
Loans	309,613,525	299,837,463
Allowance for credit losses	(6,063,117)	(5,820,150)
Net Loans	$303,550,408	$294,017,313
Loans held for sale	1,676,952	1,026,397
Premises and equipment, net	10,105,588	8,507,697
Other investments, at cost	7,257,138	7,242,300
Accrued interest receivable	1,928,436	1,713,792
Other assets	9,569,097	9,779,541
TOTAL ASSETS	$402,811,290	$396,685,435
Liabilities		
Deposits		
Noninterest-bearing	$40,472,444	$35,012,285
Interest-bearing	251,934,557	253,745,330
Total Deposits	$292,407,001	$288,757,615
Short-term borrowings	23,668,325	21,718,325
Accrued interest payable	973,205	842,827
Other liabilities	1,632,392	1,210,698
Long-term debt	33,769,052	33,772,738
Total Liabilities	$352,449,975	$346,302,203
Stockholders' Equity		
Common stock, no par value, authorized 640,000 shares; outstanding 120,270 and 120,839 respectively	$18,173,975	$18,173,975
Treasury stock, at cost (1,260 and 691 shares respectively)	(994,838)	(495,088)
Paid in capital	470,094	470,094
Retained earnings	32,775,203	32,300,582
Accumulated other comprehensive loss		
Unrealized losses on securities	(63,119)	(66,331)
Total Stockholders' Equity	$50,361,315	$50,383,232
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$402,811,290	$396,685,435

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Income
(Unaudited)

	For the Quarter Ended		For the Six Months Ended	
	June 30, 2005	June 30, 2004	June 30, 2005	June 30, 2004
Interest Income				
Loans including fees	$4,702,560	$4,198,790	$9,241,647	$8,246,129
Investment securities:				
Taxable	66,574	41,307	125,545	88,014
Exempt from federal tax	515,511	496,732	1,030,127	1,001,359
Interest on federal funds sold	18,381	15,028	48,180	29,245
Other interest income	104,381	102,535	248,514	182,043
	$5,407,407	$4,854,392	$10,694,013	$9,546,790
Interest Expense				
Deposits	$1,541,183	$1,021,281	$2,932,103	$2,076,833
Short-term borrowings	168,345	77,366	310,305	150,332
Long-term debt	352,559	283,770	701,294	567,574
	$2,062,087	$1,382,417	$3,943,702	$2,794,739
Net interest income	$3,345,320	$3,471,975	$6,750,311	$6,752,051
Provision for Credit Losses	124,000	12,000	250,000	127,000
Net interest income after provision for credit losses	$3,221,320	$3,459,975	$6,500,311	$6,625,051
Other Income				
Service fees and commissions	$229,649	$221,002	$462,111	$477,450
Investment security gains	0	0	0	0
Loan sale gains	33,856	112,676	60,774	175,326
Other	115,302	148,935	222,316	286,541
	$378,807	$482,613	$745,201	$939,317
Other Expense				
Salaries and employee benefits	$1,700,065	$1,564,698	$3,366,063	$3,098,877
Occupancy expenses	350,609	286,590	695,003	578,356
Data processing expenses	178,328	157,792	359,755	314,033
Impairment loss on bank building	0	0	75,453	0
Directors fees	71,145	66,360	141,915	133,835
Printing and supplies	65,869	49,395	118,737	95,711
Professional fees	38,900	68,079	117,899	96,116
Amortization of intangibles	51,873	51,662	103,736	103,224
Loss on sale of other real estate	61,501	0	120,038	0
Other operating expenses	250,188	258,456	458,339	447,408
	$2,768,478	$2,503,032	$5,556,938	$4,867,560
Income before income taxes	$831,649	$1,439,556	$1,688,574	$2,696,808
Income tax expense	232,958	352,176	371,299	643,862
NET INCOME	$598,691	$1,087,380	$1,317,275	$2,052,946
Per Share				
Net income	$4.97	$8.97	$10.92	$16.93
Dividends declared	$0.00	$0.00	$7.00	$6.50
Weighted average shares outstanding	120,490	121,256	120,641	121,276

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc.
Consolidated Statement of Changes in Stockholders' Equity

	Common Stock		Paid in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Treasury Stock	Total
	Shares	Amount					
Balance, December 31, 2004	120,839	$18,173,975	$470,094	$32,300,582	($66,331)	($495,088)	$50,383,232
Comprehensive income							
Net income				1,317,275			1,317,275
Other comprehensive income, net of tax							
Change in unrealized gain on securities available-for-sale, net of applicable deferred income tax expense of $2,577					3,212		3,212
Total comprehensive income							$1,320,487
Cash dividends, $7.00 per share				(842,654)			(842,654)
Treasury stock sales	87					76,299	76,299
Treasury stock acquisitions	(656)					(576,049)	(576,049)
Balance, June 30, 2005	120,270	$18,173,975	$470,094	$32,775,203	($63,119)	($994,838)	$50,361,315

The accompanying notes are an integral part of these financial statements.

Denmark Bancshares, Inc. and Subsidiaries
Consolidated Statements of Cash Flows
(Unaudited)

	For the Six Months Ended June 30,	
	2005	2004
Cash Flows from Operating Activities:		
Net income	$1,317,275	$2,052,846
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	381,880	326,790
Provision for credit losses	250,000	127,000
Amortization of intangibles	103,737	103,324
Impairment loss on bank building	75,453	0
Loss (gain) on sale of assets	59,321	(186,895)
Amortization of bond premium	9,570	19,891
Accretion of bond discount	(78,890)	(73,042)
Mortgage loans originated for sale	(5,763,555)	(14,493,004)
Proceeds from sale of mortgage loans	5,143,957	14,861,123
Common stock dividends	(173,300)	(149,300)
Income from bank owned life insurance	(96,000)	(114,000)
Increase in interest receivable	(214,644)	(125,706)
Increase (decrease) in interest payable	130,378	(31,540)
Other, net	365,836	417,812
Net Cash Provided by Operating Activities	$1,511,018	$2,735,299
Cash Flows from Investing Activities:		
Maturities of held-to-maturity securities	$535,000	$1,195,000
Maturities and sales of available-for-sale securities	5,370,021	4,693,449
Purchase of held-to-maturity securities	(375,000)	(1,416,268)
Purchase of available-for-sale securities	(6,109,740)	(1,700,000)
Purchases of AgriBank, FCB stock	(30,000)	(30,000)
Money market mutual funds, net	188,462	(1,248,467)
Federal funds sold, net	5,479,000	7,344,000
Proceeds from sale of foreclosed assets	359,381	311,292
Net increase in loans made to customers	(9,929,278)	(13,835,085)
Capital expenditures	(2,129,702)	(1,380,134)
Net Cash Used by Investing Activities	($6,641,856)	($6,066,213)
Cash Flows from Financing Activities:		
Net increase (decrease) in deposits	$3,649,385	($3,431,811)
Purchase of treasury stock	(576,049)	(126,565)
Sale of treasury stock	76,299	89,994
Dividends paid	(815,663)	(758,394)
Debt proceeds	8,550,000	14,893,756
Debt repayments	(6,603,686)	(14,028,404)
Net Cash Provided (Used) by Financing Activities	$4,280,286	($3,361,424)
Net decrease in cash and cash equivalents	($850,552)	($6,692,338)
Cash and cash equivalents, beginning	11,274,172	15,446,185
CASH AND CASH EQUIVALENTS, ENDING	$10,423,620	$8,753,847
Noncash Investing Activities:		
Loans transferred to foreclosed properties	$176,000	$372,664
Supplemental Cash Flow Disclosures:		
Cash paid for interest	$3,820,010	$2,833,761
Cash paid for income taxes	420,235	577,000

The accompanying notes are an integral part of these financial statements.

NOTE 1 - FINANCIAL STATEMENTS

The consolidated financial statements included herein are unaudited. In the opinion of management, these statements contain all adjustments necessary to present fairly the financial position of Denmark Bancshares, Inc. ("DBI"), the results of operations and cash flows for the periods presented. All adjustments necessary for the fair presentation of the financial statements are of a normal recurring nature. These consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto included in DBI's latest annual report on Form 10-K. DBI's subsidiaries are the Denmark State Bank ("DSB"), Denmark Agricultural Credit Corporation ("DACC") and the McDonald-Zeamer Insurance Agency, Inc. ("McDonald").

Reclassifications - Certain amounts in the prior period financial statements have been reclassified for comparative purposes to conform with the presentation in the current year.

NOTE 2 - INVESTMENT SECURITIES

The amortized cost and estimated fair value of securities available-for-sale were as follows:

	June 30, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$7,277,061	$5,307	($104,579)	$7,177,789
State and local governments	2,575,000	0	(4,340)	2,570,660
	$9,852,061	$5,307	($108,919)	$9,748,449

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
Mortgage-backed securities	$5,236,859	$9,226	($118,627)	$5,127,458
State and local governments	3,880,000	0	0	3,880,000
	$9,116,859	$9,226	($118,627)	$9,007,458

The amortized cost and estimated fair value of securities held-to-maturity were as follows:

	June 30, 2005			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$39,911,602	$2,544,216	($3,809)	$42,452,009
	$39,911,602	$2,544,216	($3,809)	$42,452,009

	December 31, 2004			
	Amortized Cost	Gross Unrealized Gains	Gross Unrealized (Losses)	Estimated Fair Value
State and local governments	$39,997,765	$2,702,939	($4,124)	$42,696,580
	$39,997,765	$2,702,939	($4,124)	$42,696,580

The amortized cost and estimated fair values of securities at June 30, 2005, by maturity were as follows:

| | Securities Available-for-Sale | | Securities Held-to-Maturity | |
| | Amortized | Estimated Fair | Amortized | Estimated Fair |
Amounts Maturing	Cost	Value	Cost	Value
Within one year	$5,214,355	$5,210,013	$1,826,321	$1,844,201
From one through five years	4,346,496	4,242,522	5,311,399	5,619,856
From five through ten years	291,210	295,914	10,584,341	11,358,585
After ten years	0	0	22,189,541	23,629,367
	$9,852,061	$9,748,449	$39,911,602	$42,452,009

At June 30, 2005, four debt securities have unrealized losses with aggregate depreciation of 3% from DSB's amortized cost basis. These unrealized losses relate principally to the increase in interest rates and are not due to changes in the financial condition of the issuer. In analyzing an issuer's financial condition, management considers whether the securities are issued by a government body or agency, whether a rating agency has downgraded the securities, and industry analysts' reports. Since management has the ability to hold debt securities for the foreseeable future, no declines are deemed to be other than temporary.

NOTE 3 - LOANS

Major categories of loans included in the loan portfolio are as follows:

	June 30, 2005	December 31, 2004
Real Estate:		
Residential	$110,084,046	$108,829,736
Commercial	52,874,616	51,240,233
Agricultural	32,648,255	31,620,947
Construction	30,326,342	28,179,114
	$225,933,259	$219,870,030
Commercial	$39,854,351	$33,931,171
Agricultural	32,695,386	34,731,956
Consumer and other	11,130,529	11,304,306
TOTAL	$309,613,525	$299,837,463

Changes in the allowance for loan losses were as follows:

| | For the Six Months Ended June 30, | | For the Year Ended December 31, |
	2005	2004	2004
Balance, beginning of period	$5,820,150	$5,528,917	$5,528,917
Provision charged to operations	250,000	127,000	327,000
Recoveries	51,920	81,541	191,663
Charge-offs	(58,953)	(96,737)	(227,430)
Balance, end of period	$6,063,117	$5,640,721	$5,820,150

Denmark Bancshares, Inc. and Subsidiaries
Management's Discussion and Analysis of Financial Condition and Results of Operations
(Unaudited)

Financial Highlights

(In thousands, except per share data)	2nd Qtr. 2005	1st Qtr. 2005	4th Qtr 2004	3rd Qtr 2004	2nd Qtr 2004
Operating Results					
Interest income	$5,407	$5,287	$5,174	$4,894	$4,855
Interest expense	2,062	1,882	1,713	1,417	1,383
Net interest income	3,345	3,405	3,461	3,477	3,472
Provision for credit losses	124	126	185	15	12
Noninterest income	379	366	385	410	482
Noninterest expense	2,768	2,788	2,522	2,659	2,503
Net income	599	719	855	950	1,088
Per Share Data					
Net income per share	$4.97	$5.95	$7.07	$7.86	$8.97
Financial Condition (1)					
Total Loans (includes loans held for sale)	$311,291	$306,640	$300,864	$293,069	$279,757
Allowance for credit losses	6,063	5,937	5,820	5,684	5,641
Investment securities	49,660	49,009	49,005	48,962	48,767
Assets	402,811	386,723	396,685	372,343	357,901
Deposits	292,407	279,277	288,758	264,606	260,299
Other borrowed funds	57,437	54,939	55,491	55,710	45,606
Stockholders' equity	50,361	50,147	50,383	49,620	49,765
Financial Ratios					
Return on average equity	4.74%	5.66%	6.81%	7.57%	8.82%
Return on average assets	0.61%	0.74%	0.88%	1.04%	1.21%
Interest rate spread	3.22%	3.34%	3.43%	3.72%	3.77%
Average equity to average assets	12.92%	13.09%	12.96%	13.73%	13.77%
Allowance for credit losses to total loans (1)	1.95%	1.94%	1.93%	1.94%	2.02%
Non-performing loans to allowance for credit losses (1)	124%	108%	101%	120%	111%

(1) As of the period ending.

This report may contain certain forward-looking statements, including without limitation, statements regarding results of operations, the adequacy of the allowance for loan losses, the amounts of charge-offs and recoveries, capital to assets ratios, capacity for paying dividends and liquidity. These forward-looking statements are inherently uncertain and actual results may differ from Company expectations. The following factors which, among others, could impact current and future performance include but are not limited to: (i) adverse changes in asset quality and resulting credit risk-related losses and expenses; (ii) adverse changes in the local economy; (iii) fluctuations in market rates and prices which can negatively affect net interest margin, asset valuations and expense expectations; and (iv) changes in regulatory requirements of federal and state agencies applicable to banks and bank holding companies, which could have materially adverse effects on DBI's future operating results. When relying on forward-looking statements to make decisions with respect to DBI, investors and others are cautioned to consider these and other risks and uncertainties. All forward-looking statements contained in this report are based upon information presently available and DBI assumes no obligation to update any forward-looking statements.

Critical Accounting Policies

The accounting and reporting policies of DBI are in accordance with accounting principles generally accepted in the United States of America and conform to general practices in the banking industry. The preparation of financial statements in conformity with these principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. These estimates and assumptions are based on information available at the date of the financial statements. Certain policies inherently have a greater reliance on the use of estimates, assumptions, and judgments and as such have a greater possibility of producing results that could be materially different than originally reported.

Management believes that DBI's critical accounting policies are those relating to the allowance for loan and lease losses and intangible assets.

Allowance for Loan and Lease Losses

The allowance for loan and lease losses ("ALLL") is an estimate of the losses that may be sustained in the loan and lease portfolio. The allowance is based on two basic principles of accounting: (1) Statement of Financial Accounting Standards ("SFAS") No. 5, "Accounting for Contingencies", which requires that losses be accrued when they are probable of occurring and estimable, and (2) SFAS No. 114, "Accounting by Creditors for Impairment of a Loan", which requires that losses be accrued when it is probable that DBI will not collect all principal and interest payments according to the loan's or lease's contractual terms. Guidelines for determining allowances for loan losses are also provided in the SEC Staff Accounting Bulletin No. 102 - "Selected Loan Loss Allowance Methodology and Documentation Issues" and the Federal Financial Institutions Examination Council's interagency guidance, "Policy Statement on Allowance for Loan and Lease Losses Methodologies and Documentation for Banks and Savings Institutions" (the "FFIEC Policy Statement").

DSB's and DACC's boards of directors have approved policies to provide management with a systematic methodology to determine an adequate allowance for loan and lease losses. This methodology includes a systematic loan grading system that requires quarterly reviews, identification of loans to be evaluated on an individual basis for impairment, results of independent reviews of asset quality and the adequacy of the allowance by regulatory agencies, as an integral part of their examination process, and by external auditors, consideration of current trends and volume of total nonperforming, past-due, nonaccrual and potential problem loans, and consideration of national and local economic trends and industry conditions.

In applying the methodology, nonaccrual loans, restructured loans and potential problem loans (other than loans secured by 1-to-4 family residential properties, loans secured by consumer personal property and unsecured loans), above a certain size, are reviewed to determine if they are impaired. Impaired loans are individually analyzed and an allowance amount is calculated for each one of these loans, based on the estimated fair value of collateral, in conjunction with FAS 114. Loans that are not impaired are segmented into groups by type of loan. The following loan types are utilized so that each segment of loans will have similar risk factors; 1) residential real estate, 2) agricultural real estate, 3) commercial real estate, 4) agricultural, 5) commercial, 6) consumer installment, and 7) other. In addition, based on internal reviews and external reviews performed by independent auditors and regulatory authorities, DSB and DACC further segregate loans that are not impaired by loan risk classification within each type of loan based on an assessment of risk for a particular loan. The applicable risk classifications are "special mention" and "substandard". A "substandard" loan is a loan that is inadequately protected by the current net worth and paying capacity of the borrower or of any collateral. Loans classified "substandard" have well-defined weaknesses that jeopardize liquidation and are characterized by the distinct possibility that some loss will be sustained if the deficiencies are not corrected.

Loans classified "special mention" are one step above substandard; these loans contain some weakness which if not corrected or improved upon could lead to further deterioration and a lower rating. Risk factor percentages are applied to the identified segments of each of the nonclassified and classified portions of the portfolios to calculate an allowance in conjunction with FAS 5. These risk factor percentages are based on historical loan loss experience adjusted for current economic conditions and trends and internal loan quality trends. In determining the adequacy of the allowance for loan and lease losses at June 30, 2005, DBI utilized the same risk factor percentages for loans that it used at December 31, 2004.

The foregoing calculations in accordance with FAS 114 and FAS 5 are used to confirm the adequacy and appropriateness of the ALLL as developed through provisions for credit losses charged to expense, recognizing that the ALLL represents an aggregation of judgments and estimates by management. Such calculations also influence the amount of future provisions for credit losses charged to expense, pending reapplication of the described systematic methodology.

Management evaluates the adequacy of the ALLL on a quarterly basis and submits to the board of directors of DSB each quarter a recommendation of the amount of a monthly provision for loan losses. If the mix and amount of future charge-offs differ significantly from those assumptions used by management in making its determination, the ALLL and the provision for loan losses on the income statement could be materially affected. Management believes that the ALLL is adequate as of June 30, 2005.

Intangible Assets

DBI has a core deposit intangible asset that was originated in connection with DSB's expansion through an acquisition of an established branch operation in 1997. The acquisition did not meet the definition of a business combination in accordance with Statement No. 141. As such, DBI continues to amortize the intangible asset related to the acquisition over a period of fifteen years. Annually DBI reviews the intangible assets for impairment and records an impairment charge, if any, to earnings.

Had management determined that this acquisition met the definition of a business combination, Statement No. 142 would have required the intangible asset not to be amortized and for DBI to evaluate the branch acquisition for impairment on an annual basis and record an impairment charge, if any, to earnings.

Results of Operations

Net income for the quarter ended June 30, 2005, was $598,691, a decrease of $488,689 or 45%, compared to $1,087,380, for the corresponding period in 2004. This decrease was the result of higher noninterest expenses, a decrease in net interest income, a higher provision for loan losses and lower noninterest income, which more than offset a decrease in the provision for income tax expense.

Net interest income for the quarter ended June 30, 2005, was $3,345,320, a decrease of $126,655 compared to the corresponding period in the prior year. The following table sets forth a summary of the changes in interest earned and interest paid resulting from changes in volume and changes in rates:

| | Increase (Decrease) Due to Change In | | |
	Average Balance	Average Rate	Total Change
(In thousands)			
Interest income	$510	$43	$553
Interest expense	226	454	680
Net interest income	$284	($411)	($127)

This decrease in net interest income was attributable to an increase in the volume of interest-earning assets and interest-bearing liabilities and a decrease in the net interest spread. The average balance of interest-earning assets increased by $30.1 million while the volume of interest-bearing liabilities increased by $30.6 million during the second quarter of 2005 compared to the second quarter of 2004. The average net interest rate spread decreased from 3.77% during the second quarter of 2004 to 3.22% during the quarter ended June 30, 2005. DBI's yield on earning assets was 5.90% during the second quarter of 2005 compared to 5.77% during the quarter ended June 30, 2004. The average cost of funds was 2.68% during the most recent quarter, an increase of 68 basis points compared to the quarter ended June 30, 2004. The Federal Open Market Committee has raised short-term rates nine times (225 basis points) between June 30, 2004, and June 30, 2005. Long-term rates have fallen during this period resulting in a flattening yield curve which put pressure on DSB's net interest margin.

In the second quarter of 2005 DBI's provision for credit losses was $124,000 compared to $12,000 for the second quarter of 2004. Net recoveries were $2,549 in the second quarter of 2005 compared to net charge-offs of $35,016 during the corresponding period in the prior year.

Noninterest income for the three months ended June 30, 2005, was $378,807, a decrease of $103,806 compared to the corresponding period in 2004. Gains from the sales of residential real estate loans decreased by $78,820 during the second quarter of 2005 compared to the quarter ended June 30, 2004. DSB sold $2.8 million of mortgage loans in the second quarter of 2005 compared to $9.4 million during the second quarter of 2004. Other noninterest income for the three months ended June 30, 2005, was $115,302, a decrease of $33,633 compared to the second quarter of 2004. The decrease was primarily the result of a decrease in appraisal fees totaling $11,475. Appraisal fee income is partially dependent on the volume of secondary market loans.

Noninterest expense increased by $265,446 or 11% during the three months ended June 30, 2005, compared to corresponding period in 2004. Salaries and benefits expense increased $135,367 or 9% over the corresponding period in 2004. This increase is primarily the result of higher salaries and wages, which increased by $86,016 or 8% as a result of regular salary increases and the addition of four full-time equivalent employees. The additional staff is primarily attributed to the new Wrightstown branch office that opened during the third quarter of 2004. Higher group health insurance expenses, which increased by $37,052 or 13%, also contributed to the increase in salaries and benefits expense.

Occupancy expenses increased by $64,019 or 22% during the three months ended June 30, 2005, compared to the second quarter of 2004. The increase is attributable to higher depreciation expense which rose $27,545 primarily as a result of Wrightstown's building, furniture, fixtures and equipment, a $13,887 increase in maintenance costs on buildings and equipment, higher real estate and personal property taxes which increased by $13,454 and an increase in utilities expenses which rose by $7,678.

During the second quarter of 2005, DBI recognized net gains on sales of other real estate properties acquired through foreclosure totaling $38,499 and also recorded an impairment write-down of $100,000 on an acquired commercial property held for sale since September 2003. Data processing expenses increased by $20,536 or 13% primarily as a result of higher communications costs. Professional fees decreased by $29,179 or 43% during the three months ended June 30, 2005, compared to the second quarter of 2004. Professional fees include expenditures for technology consulting, legal, audit, compliance, tax and appraisal services. During the second quarter of 2004, DBI incurred $45,132 for audit and compliance fees related to documentation and testing of DBI's internal controls in order to comply with Section 404 of the Sarbanes-Oxley Act of 2002.

For the three months ended June 30, 2005 and 2004, DBI recorded combined federal and state income tax provisions of $232,958 and $352,176. These provisions reflect effective income tax rates of 28% and 24%, in 2005 and 2004, respectively, which are less than DSB's combined statutory tax rate of 39%. The lower effective income tax rates are primarily attributable to certain federally tax exempt interest earned on state and local government investment securities. The higher effective income tax rate in 2005 is the result of a $95,000 provision for federal income taxes made for issues arising during an audit by the Internal Revenue Service of DBI's 2002 and 2003 tax returns. The IRS is auditing a number of Wisconsin banks primarily disputing the calculation of the amount of interest expense that is nondeductible based on holding tax-exempt securities in Nevada subsidiaries. DBI disagrees with the position of the IRS but intends to pay the tax and reserve the right to file a refund claim should a bank be successful on this issue in U.S. Tax Court.

On a per share basis, net income was $4.97 in the second quarter of 2005 compared with $8.97 in the second quarter of 2004. Return on average assets in the second quarter of 2005 was 0.61%, compared to 1.21% for the corresponding period in 2004. Return on average equity in the second quarter of 2004 was 4.7%, compared to 8.8% for the corresponding period in the prior year.

Financial Condition

Total assets increased by $6,125,855 between December 31, 2004, and June 30, 2005. Federal funds sold decreased by $5.5 million. Total loans, excluding loans held for sale, increased by $9.8 million during the first six months. Premises and equipment increased by $1.6 million as a result of the construction-in-progress payments related to the new Maribel building which opened during May. Total deposits increased by $3.6 million during the six-month period ending June 30, 2005. Other borrowings increased by $1.9 million.

The following table sets forth major types of loans (excluding loans held for sale) by primary collateral and the percentage of total loans for each type:

(In thousands)	June 30, 2005		December 31, 2004	
	Amount	%	Amount	%
Real Estate:				
Residential	$110,084	35.6%	$108,830	36.3%
Commercial	52,875	17.1%	51,240	17.1%
Agricultural	32,648	10.5%	31,621	10.5%
Construction	30,326	9.8%	28,179	9.4%
	$225,933	73.0%	$219,870	73.3%
Commercial	39,854	12.9%	33,931	11.3%
Agricultural	32,696	10.6%	34,732	11.6%
Consumer and other	11,131	3.6%	11,304	3.8%
TOTAL	$309,614	100.0%	$299,837	100.0%

Commercial real estate loans and other commercial loans increased by $1.6 million and $5.9 million, respectively during the six months ended June 30, 2005. Construction real estate loans which are primarily secured by construction-in-progress 1-to-4 family residential properties increased by $2.1 million and residential real estate loans increased by $1.3 million during the first six months of 2005.

The allowance for credit losses increased by $242,967 during the six months ended June 30, 2005. The allowance equals 1.95% of total loans at June 30, 2005, compared to 1.93% at December 31, 2004. Nonaccrual loans totaled $7,501,712 at June 30, 2005, an increase of $1,601,337 compared to December 31, 2004. DBI's ratio of loans more than 30 days past due (including nonaccrual loans) to total loans was 3.28% at quarter end, compared to 3.40% at year-end.

As of June 30, 2005 management has identified $11.9 million of potential problem loans compared to $13.8 million at year-end. Potential problem loans are loans that are performing but have a greater risk of nonperformance.

DBI has no accruing loans that are past due 90 days or more. DSB's policy is to place in nonaccrual status all loans which are contractually past due 90 days or more as to any payment of principal or interest and all other loans as to which reasonable doubt exists as to the full, timely collection of interest or principal based on management's view of the financial condition of the borrower. Previously accrued but uncollected interest on loans placed on nonaccrual status is charged against the current earnings, and interest income thereafter is recorded only when received.

The following table sets forth certain data concerning nonaccrual loans, past due accruing loans, restructured loans and other real estate (property acquired through foreclosure or in satisfaction of loans):

| (In thousands) | June 30, 2005 | | December 31, 2004 | |
	Amount	% of Total Loans	Amount	% of Total Loans
Nonaccrual Loans (1)	$7,502	2.4%	$5,900	2.0%
Accruing Loans Past Due 90 Days or More	0	0.0%	0	0.0%
Total	$7,502	2.4%	$5,900	2.0%
Other Real Estate	$854		$1,158	

1) Includes restructured loans of $1,559,766 and $1,209,137 as of June 30, 2005 and December 31, 2004, respectively.

Demand deposits increased $5,460,159 or 16% during the first six months of 2005. The increase is attributable to a large commercial depositor whose balance as of June 30, 2005, was $5.6 million higher than at December 31, 2004. Interest bearing deposits decreased by $1,810,773 between December 31, 2004 and June 30, 2005.

Stockholders' equity decreased by $21,917 to $50,361,315 as of June 30, 2005. As of June 30, 2005, DBI's leverage ratio was 12.6%, the risk-based core capital ratio was 15.5% and the risk-based total capital ratio was 16.8%. DBI and DSB continue to maintain capital levels well above the regulatory minimum levels.

Liquidity

Liquidity refers to the ability of DBI to generate adequate amounts of cash to meet DBI's needs for cash. Cash and cash equivalents decreased by $850,552 during the first six months of 2005. The major sources and uses of cash are detailed in the accompanying Consolidated Statements of Cash Flows. The federal funds sold totaling $8.6 million and the available-for-sale investment portfolio amounting to $9.7 million as of June 30, 2005, are readily convertible to cash if needed for liquidity purposes.

In addition to on-balance sheet sources of funds DBI also has off-balance sheet sources available to meet liquidity needs. DBI has unused lines of credit of $37.8 million as of June 30, 2005. Management believes DBI's liquidity position as of June 30, 2005, is adequate under current economic conditions.

Off-Balance Sheet Arrangements

DBI and its subsidiaries are parties to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of their customers. These financial instruments include commitments to extend credit and standby letters of credit. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial condition. The contract or notional amounts of those instruments reflect the extent of involvement DBI and its subsidiaries have in particular classes of financial instruments.

The exposure of DBI and its subsidiaries to credit loss in the event of nonperformance by the other party to the financial instrument for commitments to extend credit and standby letters of credit is represented by the contractual or notional amount of these instruments. DBI and its subsidiaries use the same credit policies in making commitments and conditional obligations as for on-balance sheet instruments. DBI and its subsidiaries require collateral or other security to support financial instruments with credit risk.

The following table sets forth DBI's commitments to extend credit and standby letters of credit:

(In thousands)	Contract or Notional Amount June 30, 2005	Secured Portion
Financial instruments whose contract amounts represent credit risk:		
Commitments to extend credit	$34,584	$27,572
Standby letters of credit and financial guarantees written	1,835	1,835

Commitments to extend credit are agreements to lend to a customer as long as there is no violation of any condition established in the contract. Commitments generally have fixed expiration dates or other termination clauses and may require payment of a fee. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements. DBI and its subsidiaries evaluate each customer's creditworthiness on a case-by-case basis. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties.

Standby letters of credit are conditional commitments issued by DSB to guarantee the performance of a customer to a third party. Those guarantees are primarily issued to support commercial business transactions. When a customer fails to perform according to the terms of the agreement, DSB honors drafts drawn by the third party in amounts up to the contract amount. A majority of the letters of credit expire within one year. The credit risk involved in issuing letters of credit is essentially the same as that involved in extending loans to customers. Collateral held varies but may include accounts receivable, inventory, property, plant and equipment and income-producing commercial properties and residential properties. All letters of credit are fully collateralized.

Item 3. Quantitative and Qualitative Disclosures About Market Risk

DBI's primary market risk position has not materially changed from that disclosed in DBI's 2005 Form 10-K Annual Report.

Item 4. Controls and Procedures

DBI's management, under the supervision and with the participation of DBI's principal executive officer and principal financial officer, has evaluated DBI's disclosure controls and procedures prior to the filing date of this report. Based on that evaluation, management believes that DBI's disclosure controls and procedures as of the end of the June 30, 2005, quarter are effective in ensuring that information required to be disclosed by DBI in the reports that it files or submits under the Securities Exchange Act of 1934, as amended, is recorded, processed, summarized and reported, within the time period specified by the Securities and Exchange Commission's rules and forms.

There were no significant changes in DBI's internal controls over financial reporting or in other factors that could significantly affect these controls during the quarter ended June 30, 2005, including any corrective actions with regard to significant deficiencies and material weaknesses.

Part II. Other Information

Item 2. Unregistered Sales of Equity Securities and Use of Proceeds

Following are DBI's monthly common stock purchases during the second quarter of 2005:

Period	Total Number Of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of Publicly Announced Plans (1)	Maximum Number of Shares That May Yet Be Purchased Under the Plan (2)
April 1-30	0	N/A	0	7,118
May 1-31	436	$877	436	7,133
June 1-30	111	$879	111	6,699

(1) DBI announced a Stock Repurchase Policy on March 30, 1995, as an accommodation to shareholders.
(2) DBI limits purchases under the Policy in any six-month period to less than six percent of the common shares outstanding. The Policy has no fixed expiration date, although DBI may terminate the Policy at any time. DBI is not soliciting or encouraging shareholders to sell shares under the Policy.

The Federal Reserve Board ("the Board") has adopted regulations that deal with the measure of capitalization for bank holding companies. The Board has also issued a policy statement on the payment of cash dividends by bank holding companies, wherein the Board has stated that a bank holding company experiencing earnings weaknesses should not pay cash dividends exceeding its net income or which could only be funded in ways that weaken the bank holding company's financial health, such as by borrowing. The ability of DBI to pay dividends on the Common Stock is largely dependent upon the ability of DSB to pay dividends on the stock held by DBI. DSB's ability to pay dividends is restricted by both state and federal laws and regulations. DSB is subject to policies and regulations issued by the FDIC and the Division of Banking of the Wisconsin Department of Financial Institutions ("the Division"), which, in part, establish minimum acceptable capital requirements for banks, thereby limiting the ability to pay dividends. In addition, Wisconsin law provides that state chartered banks may declare and pay dividends out of undivided profits but only after provision has been made for all expenses, losses, required reserves, taxes and interest accrued or due from the bank. Payment of dividends in some circumstances may require the written consent of the Division.

DSB is restricted by banking regulations from making dividend distributions to DBI that exceed the retained net income for the most current year plus retained net income for the preceding two years. Under this formula, dividends of approximately $8,393,000 may be paid without prior regulatory approval as of December 31, 2004.

Item 4. Submission of Matters to a Vote of Security Holders

(a)   The Company held its Annual Meeting of Shareholders on April 26, 2005.

(b)   Directors elected at the Annual Meeting were Thomas N. Hartman, Michael L. Heim and Darrell R. Lemmens. Directors whose term of office continued after the meeting were, Terese M. Deprey, Mark E. Looker, Edward Q. Opichka, D.D.S., Allen M. Peters and Thomas F. Wall.

(c)   The matters voted upon and the results of the voting were as follows:

(1) The Shareholders elected the following nominees to the Board of Directors to serve a three year term expiring in 2008:

Nominees	For	Withheld
Thomas N. Hartman	95,943	16
Michael L. Heim	95,943	16
Darrell R. Lemmens	95,937	22

(2) The ratification of the appointment of Wipfli LLP as independent public accountants for the year ending December 31, 2005.

For	Against	Abstain
95,779	0	180

Item 6. Exhibits

(a) Exhibits:

31.1 Certification by the Chief Executive Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

31.2 Certification by the Chief Financial Officer Pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

32.1 Certification of Periodic Financial Report by the Chief Executive Officer and Chief Financial Officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

DENMARK BANCSHARES, INC.

	/s/ Darrell R. Lemmens
Date: July 14, 2005	Darrell R. Lemmens, Principal Executive Officer, Chairman of the Board, and President

	/s/ Dennis J. Heim
Date: July 14, 2005	Dennis J. Heim Vice President and Treasurer, Principal Financial and Accounting Officer

18

DENMARK BANCSHARES, INC.
EXHIBIT (31.1)
CERTIFICATIONS

I, Darrell R. Lemmens, Chairman of the Board and President of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

 (a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

/s/ Darrell R. Lemmens

Date: July 14, 2005

Darrell R. Lemmens,

Principal Executive Officer,
Chairman of the Board, and President

DENMARK BANCSHARES, INC.
EXHIBIT (31.2)
CERTIFICATIONS

I, Dennis J. Heim, Vice President and Treasurer of Denmark Bancshares, Inc., certify that:

1. I have reviewed this quarterly report on Form 10-Q of Denmark Bancshares, Inc.;

2. Based on my knowledge, this quarterly report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this quarterly report;

3. Based on my knowledge, the financial statements, and other financial information included in this quarterly report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this quarterly report;

4. The registrant's other certifying officer and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-15(e) and 15d-15(e)) and internal control over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15d-15(f)) for the registrant and have:

a) Designed such disclosure controls and procedures, or caused such disclosure controls and procedures to be designed under our supervision, to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this report is being prepared;

(b) Designed such internal control over financial reporting, or caused such internal control over financial reporting to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles;

(c) Evaluated the effectiveness of the registrant's disclosure controls and procedures and presented in this report our conclusions about the effectiveness of the disclosure controls and procedures, as of the end of the period covered by this report based on such evaluation; and

(d) Disclosed in this report any change in the registrant's internal control over financial reporting that occurred during the registrant's most recent fiscal quarter (the registrant's fourth fiscal quarter in the case of an annual report) that has materially affected, or is reasonably likely to materially affect, the registrant's internal control over financial reporting; and

5. The registrant's other certifying officer and I have disclosed, based on our most recent evaluation of internal control over financial reporting, to the registrant's auditors and the audit committee of the registrant's board of directors:

(a) All significant deficiencies and material weaknesses in the design or operation of internal control over financial reporting which are reasonably likely to adversely affect the registrant's ability to record, process, summarize and report financial information; and

(b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal control over financial reporting.

	/s/ Dennis J. Heim
Date: July 14, 2005	Dennis J. Heim
	Vice President and Treasurer,
	Principal Financial and
	Accounting Officer

DENMARK BANCSHARES, INC.

EXHIBIT (32.1)

CERTIFICATIONS

**Written Statement of the Chief Executive Officer and Chief Financial Officer
Pursuant to 18 U.S.C. ' 1350**

Solely for the purposes of complying with 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, we, the undersigned Chief Executive Officer and Chief Financial Officer of Denmark Bancshares, Inc. ("DBI"), hereby certify, based on their knowledge, that the Quarterly Report on Form 10-Q of DBI for the quarter ended June 30, 2005, (the "Report") fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934 and that information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of DBI.

/s/ Darrell R. Lemmens
_____
Darrell R. Lemmens,
Principal Executive Officer,
Chairman of the Board, and President

/s/ Dennis J. Heim
_____
Dennis J. Heim
Vice President and Treasurer,
Principal Financial and
Accounting Officer

Date: July 14, 2005